

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Gisele Marchand
President & Chief Executive Officer
Eksportfinans ASA
Dronning Mauds gt. 15
N-0250 Oslo, Norway

> **Re:** **Eksportfinans ASA**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-8427**

Dear Ms. Marchand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 4 – Information on the Company, page 15

B. Business Overview, page 16

Loans – Analysis of Loans, page 23

1. We note that you segregate your loan portfolio in various ways throughout your annual report. For example, on page 23 you segregate your export-related loans between commercial and government-supported, and on page 26 you segregate the same loans on the basis of credit support (i.e. guaranteed vs. non-guaranteed). We are unclear as to how the information in these tables is related as the total government-supported loans on page

23 does not reconcile the total government-guaranteed loans on page 26. Please advise or revise your disclosure in future filings to more clearly link (or reconcile) the information provided in these various tables.

2. We understand that under your agreement with the Norwegian Government (108 Agreement) you are guaranteed a fixed margin on loans covered by the agreement and that you are also protected from fluctuations in foreign currency and interest rates. We also note from the tables on pages 23 and 26 that as of December 31, 2009, NOK 38.8 billion of export-related loans were Government-supported but only NOK 26.4 billion were covered by Government guarantees. In an effort to help us more clearly understand the 108 Agreement, please tell us and expand your disclosure in future filings to clarify whether loans covered under the 108 Agreement are also guaranteed with respect to the collection of principal and interest, and if so whether the guarantee is provided by the Norwegian Government or by various parties.

Non-Performing Loans, page 27

3. We note you place a significant amount of reliance on third-party guarantees when assessing impairment risk on guaranteed loans. Please tell us and revise your future filings to address the following:

- Explain how you evaluate the financial capacity and wherewithal of your guarantors – *particularly non-Government guarantors* – when evaluating the strength of the guarantee;
- Explain how you evaluate the loan to KLP Kreditt for impairment given that this loan also appears to be carried at amortized cost and is therefore subject to an impairment review; and
- Provide a more robust discussion of how you assess your loan portfolio carried at amortized cost for impairment.

Item 5 – Operating and Financial Review and Prospects, page 30

A. Operating Results, page 31

4. We note your discussion on page 32 regarding your unrealized loss on financial instruments of NOK 3.9 billion during 2009. Given the significance of these unrealized losses to your total profit or loss for the period and the volatility experienced in this line item over the periods presented, please revise your future filings to provide a more comprehensive discussion explaining the reasons for these losses and relate this discussion to your disclosure regarding your fair value methodologies. For example, based on your disclosure in Note 5 (page F-17) unrealized gains and losses on your financial derivatives and bond debt accounted for a significant portion of your total unrealized gains and losses for the period. In your revised disclosures, explain the key

assumptions that changed during the period that had the most significant impact on the valuation of these instruments.

B. Liquidity and Capital Resources, page 37

Liquidity Portfolio, page 39

5. We note the tabular presentation of your liquidity portfolio and understand that both the Liquidity Reserve and PHA Portfolios are comprised of various types of securities, including money market instruments, bank bonds, treasuries and asset-backed securities. In the interest of transparency and in an effort to provide greater granularity to your disclosure, please revise your future filings (either here or in the notes to your financial statements) to disaggregate your portfolios by classification (trading, held-to-maturity at fair value through the profit and loss, and other securities at fair value through the profit and loss) and by investment type for the periods presented.

Balance Sheet, page F-3

6. We note your presentation of loans and receivables from both credit institutions and customers. We also note from your disclosure on page F-16 that these line items include both loans that are measured at amortized cost and loans that have been designated at fair value through profit or loss. We refer to paragraph 59 of IAS 1 which states that the use of different measurement bases for different classes of assets suggests that their nature or function differs and therefore an entity presents them as separate line items. In addition to this, paragraph 9 of IAS 39 states that loans and receivables exclude those that the entity upon initial recognition designates as at fair value through profit or loss. Please tell us why you believe your current presentation is appropriate and consistent with the above referenced guidance or revise your future filings to separately present financial assets designated at fair value through profit or loss (including those currently classified within loans and receivables) from those measured at amortized cost.

7. As a related matter, we note that you provide disclosures about your loan portfolio (including composition, credit quality, etc.) throughout your filing. Given the different measurement basis applied to loans within your portfolio, we believe that such disclosures would provide more transparent and relevant information if they were segregated between loans and receivables carried at amortized cost versus those that were designated as at fair value through profit or loss. This is particularly relevant to understanding the credit risks inherent in your loan portfolio accounted for at amortized cost. Please revise your disclosures in future filings accordingly.

Gisele Marchand
Eksportfinans ASA
September 22, 2010
Page 4

Notes to Financial Statements

General

8. We note that your funding is obtained primarily through the international capital markets and that commercial paper debt and bond debt account for approximately 90% of your total liabilities. Given the significance of debt financing to your operations, please revise your future filings to include more comprehensive footnote disclosure that provides information that is relevant to an understanding of your aggregate debt financing (refer to Rule 5-02.22 of Regulation S-X). In this regard, consider disclosing the following:

- Provide narrative disclosure that explains your various sources of financing, how such financing is obtained, and particularly for your structured financing products, the significant terms of such financing;
- Provide a table that presents the composition of your debt financing for each period presented. Consider providing this information by date of issuance, type of issuance, or at a minimum by structure of issuance;
- Provide information about the average and maximum amounts of debt financing outstanding during each period, as well as the corresponding interest rate information; and
- Tell us if you have issued any structured financing products that are considered compound financial instruments, that is, those that required consideration of both liability and equity components. If so, provide an analysis of your accounting treatment and classification.

Note 2 – Summary of Significant Accounting Policies, page F-6

2.6.2.2 Financial Instruments – Subsequent measurement, page F-9

9. We note your disclosure regarding those financial assets and liabilities that have been designated as at fair value through profit or loss. For *each separate class* of financial assets or liabilities designated as at fair value through profit or loss, please revise your disclosure in future filings to explain such instruments satisfied the conditions set forth in paragraph 9 of IAS 39 that permit such designation.

Note 4 – Fair Value of Financial Instruments, page F-13

4.1 Methodology, page F-13

10. We note that you disclose your valuation methodologies for each class of financial instruments measured at fair value. Please revise your disclosure in future filings to clearly explain how you determined the appropriate level in the fair value hierarchy to

categorize each of your fair value measurements. For example, you disclose that the fair values of your securities are partially established using valuation techniques and partially established using quoted prices in active markets. For those securities valued using quoted prices in active markets, explain why they were classified within Level 2 of the fair value hierarchy instead of Level 1. In addition, you disclose the valuation methods and significant assumptions used to determine the fair values of loans and receivables, derivatives and debt; however, you do not discuss the observability of significant inputs that impacted their classification within the fair value hierarchy.

11. We note your disclosure on page F-14 that nonperformance risk is included in the fair values of derivative instruments. Please revise your future filings to disclose how valuation adjustments related to nonperformance risk are determined, and confirm that you consider both counterparty and own credit risk in the valuation of your derivative instruments.

12. Given the complex structures of your structured bond debt and the various types of derivative instruments used to hedge this debt, please enhance your disclosure in future filings to describe the valuation methods used to value these instruments at a more granular level. For example, consider disclosing the valuation methods and significant assumptions used to value each type of structured debt (e.g., based on six main structure types) and derivative instrument (e.g., interest rate and foreign currency swaps, forwards, options).

Note 13 – Financial Derivatives, page F-22

13. Please provide us with a comprehensive analysis that more clearly illustrates both your Portfolio Hedge Agreement and 108 Agreement derivatives. In this regard, provide more background on these hedging arrangements, describe the types of derivative instruments that are utilized in each hedging strategy and identify the specific assets and liabilities being hedged. A quantitative analysis which presents the impacts of these economic hedging relationships may also be useful. Also consider whether expanding your disclosure in future filings to provide similar information would increase the transparency of your disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions.

Sincerely,

Hugh West
Accounting Branch Chief